EXHIBIT (A)(5)(Y)

      GUCCI GROUP ANNOUNCES RESIGNATION OF INDEPENDENT DIRECTORS FROM THE
                               SUPERVISORY BOARD


AMSTERDAM, THE NETHERLANDS, MAY 12, 2004: Gucci Group N.V. (Euronext Amsterdam:
GCCI.AS) today announces that the Independent Directors of the Company, Adrian Bellamy, Aureliano Benedetti, Reto Domeniconi and Karel Vuursteen, have resigned from the Supervisory Board.

Separately, Serge Weinberg, Chairman of the Management Board of
Pinault-Printemps-Redoute S.A., stepped down temporarily from Gucci Group's Supervisory Board to assume duties as Interim President, pending the election of Robert Polet as Chairman of the Management Board and his assumption of duties on July 1, 2004.

Serge Weinberg said: "Gucci Group wishes to express its gratitude to the Independent Directors, who have served the Company honourably and courageously for many years, defending the rights of minority shareholders, and who played an important role in supporting Gucci Group's development into a multibrand luxury group."

Adrian Bellamy, the outgoing Chairman of the Supervisory Board of Gucci Group N.V., said: "It has been an honour for the Independent Directors to serve on the Supervisory Board of Gucci. We have always had the cooperation and support of the Directors associated with PPR. Now that the first phase of the tender offer has been completed, we feel our commitment to the shareholders has been fulfilled, and it is time for PPR as the owner of the company to assume full control."

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bedat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the Euronext Amsterdam Stock Exchange.



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Paolo Piantella                             Enza Dominijanni
Media Relations Manager                     Director of Investor Relations
Gucci Group N.V.                            Gucci Group N.V.
+39 02 8800 5555                            +39 055 7592 2456